UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FTAC Hera Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

G3728Y129**
(CUSIP Number)

March 4, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-fourth of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G

CUSIP No.G3728Y129

1
Names of Reporting Persons
ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Cayman Islands


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,744,528


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,744,528


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,744,528

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.0%

12
Type of Reporting Person (See Instructions)
PN



CUSIP No. G3728Y129

1
Names of Reporting Persons
Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,744,528


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,744,528


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,744,528

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
2.0%

12
Type of Reporting Person (See Instructions)
IA, PN



CUSIP No. G3728Y129


1
Names of Reporting Persons
Pinehurst Partners, L.P.


2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,230,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,230,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,230,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
1.4%

12
Type of Reporting Person (See Instructions)
PN




CUSIP No. G3728Y129


1
Names of Reporting Persons
Corbin ERISA Opportunity Fund, Ltd.


2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Cayman Islands


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  1,230,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  1,230,000


9
Aggregate Amount Beneficially Owned by Each Reporting Person
1,230,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
1.4%

12
Type of Reporting Person (See Instructions)
OO



CUSIP No. G3728Y129

1
Names of Reporting Persons
Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
Sole Voting Power

  0


6
  Shared Voting Power

  540,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  540,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person
540,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
0.6%

12
Type of Reporting Person (See Instructions)
PN



CUSIP No. G3728Y129


1
Names of Reporting Persons
Corbin Capital Partners Group, LLC

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  3,000,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  3,000,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person
3,000,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
3.4%

12
Type of Reporting Person (See Instructions)
OO



CUSIP No. G3728Y129


1
Names of Reporting Persons
Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)
(a)  [x]
(b)  [ ]


3
Sec Use Only


4
Citizenship or Place of Organization
Delaware


Number of Shares Beneficially Owned by Each
Reporting Person With:


5
  Sole Voting Power

  0


6
  Shared Voting Power

  3,000,000


7
  Sole Dispositive Power

  0


8
  Shared Dispositive Power

  3,000,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person
3,000,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[]

11
Percent of class represented by amount in row (9)
3.4%

12
Type of Reporting Person (See Instructions)
IA, PN



Item 1(a).	Name of Issuer:

FTAC Hera Acquisition Corp.Item 1(b).	Address of Issuers Principal
Executive Offices:
       2929 Arch Street, Suite 1703, Philadelphia, PA 19104

Item 2(a).	Name of Person Filing:
       This Statement is filed on behalf of the following persons
(collectively, the Reporting Persons):
i.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
ii.	Atalaya Capital Management LP (ACM);
iii.	Pinehurst Partners, L.P. (Pinehurst);
iv.	Corbin ERISA Opportunity Fund, Ltd. (Corbin);
v.	Corbin Opportunity Fund, L.P. (COF);
vi.	Corbin Capital Partners Group, LLC (CCPG); and
vii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None,
		Residence:

       The address of the principal business office of each of Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Pinehurst, Corbin, CCPG, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:
       Alamosa is a Cayman Islands limited partnership. Each of ACM, Pinehurst, CCP and COF is a Delaware limited partnership. Corbin is a Cayman Islands exempted company. CCPG is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:
Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:
G3728Y129

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b)
or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, Alamosa may be deemed the beneficial owner of 1,744,528 Shares underlying Units. ACM may be deemed the beneficial owner of 1,744,528 Shares underlying Units, which amount includes the 1,744,528 Shares underlying Units beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of 3,000,000 Shares underlying Units, which amount includes the (i) 1,230,000 Shares underlying Units beneficially owned by Pinehurst, (ii) 1,230,000 Shares underlying Units beneficially owned by Corbin, and (iii) 540,000 Shares underlying Units beneficially owned by COF.

Item 4(b).	Percent of Class:

       As of the date hereof, Alamosa may be deemed the beneficial owner of approximately 2.0% of Shares outstanding. ACM may be deemed the beneficial owner of approximately 2.0% of Shares outstanding, which amount includes the 2.0% of Shares outstanding beneficially owned by Alamosa. Each of CCPG and CCP may be deemed the beneficial owner of approximately 3.4% of Shares outstanding, which amount includes (i) 1.4% of Shares outstanding beneficially owned by Pinehurst, (ii) 1.4% of Shares outstanding beneficially owned by Corbin, and (iii) 0.6% of Shares outstanding beneficially owned by COF.
(These percentages are based on 87,067,760 Shares outstanding as reported in the Issuers Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2021.)

Item 4(c).	Number of shares as to which such person has:

Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,744,528
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 1,744,528

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,744,528
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 1,744,528

Pinehurst:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote:  1,230,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 1,230,000

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,230,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 1,230,000

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  540,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of: 540,000

CCPG:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  3,000,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  3,000,000

CCP:
(v)	Sole power to vote or to direct the vote:  0
(vi)	Shared power to vote or to direct the vote:  3,000,000
(vii)	Sole power to dispose or to direct the disposition of:  0
(viii)	Shared power to dispose or to direct the disposition of:  3,000,000

The Shares are directly held by Alamosa, Pinehurst, Corbin and COF (the Direct Holders). As Alamosas investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alamosa. As Corbin and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by Pinehurst, Corbin, and COF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

    Alamosa, ACM, Pinehurst, Corbin, CCPG, CCP and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 4,744,528 Shares. Pinehurst, Corbin, CCPG, CCP and COF disclaim beneficial ownership over the Shares held directly by Alamosa. Alamosa and ACM disclaim beneficial ownership over the Shares held directly by Pinehurst, Corbin, and COF.

Item 9.		Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Pinehurst Partners, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


March 15, 2021

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX

Ex

A.	Joint Filing Agreement


Exhibit A

JOINT FILING AGREEMENT

       The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A common stock FTAC Hera Acquisition Corp., filed March 15, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Pinehurst Partners, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners Group, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


March 15, 2021